Hualing Holdings Limited
華凌集團有限公司

04 MAR 30 AM 7:21

15 March 2004 BEST AVAILABLE COPY

04024070

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam,

Re: Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find English and Chinese version of the following documents for your record:

Name of Notice or Report	No of Copies	Circulation Date	Information Provided to
Announcement	1	30 January 2004	Stock Exchange/Shareholders
Announcement	1	3 February 2004	Stock Exchange/Shareholders

Thank you for your kind attention.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of
Hualing Holdings Ltd.

p.p.

Wong Hon Sum
Company Secretary

dlw 4/5

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995

2 February 2004 China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

Placing Agent

第一上海 FIRST SHANGHAI GROUP

FIRST SHANGHAI SECURITIES LIMITED

Sub-Placing Agent

CITIC CAPITAL 中信資本

CITIC CAPITAL MARKETS LIMITED

On 30 January 2004, AP, PU and the Company entered into the Placing Agreement with the Placing Agent pursuant to which AP and PU have agreed to place or procure the placing through the Placing Agent of 80,000,000 Placing Shares and 120,000,000 Placing Shares respectively, to not less than six investors, who are not connected persons (as defined in the Listing Rules) to the Company, at the Placing Price of HK$0.40 per Placing Share.

At the same time, AP, PU and the Company entered into the Subscription Agreement, pursuant to which AP and PU have conditionally agreed to subscribe, or procure whom they may direct, to subscribe for 80,000,000 and 120,000,000 Subscription Shares respectively at a price of HK$0.40 per Subscription Share.

The Placing Shares and the Subscription Shares represent approximately 14.47% of the existing issued share capital of the Company or approximately 12.64% of the issued share capital of the Company as enlarged by the Subscription. The net proceeds from the Subscription of approximately HK$77 million will be used to increase production capacity of the Group and as general working capital of the Group.

At the request of the Company, trading in the Shares on the Stock Exchange has been temporarily suspended with effect from 9:30 am on 30 January 2004, pending the release of this announcement. An application has been made by the Company to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 am on 2 February 2004.

PLACING AGREEMENT DATED 30 JANUARY 2004

Parties

(a) AP;

(b) PU;

(c) the Company; and

(d) Placing Agent

The Placing Agent will receive a placing commission of 3% on the gross proceeds to the Placing paid by the Company. The Placing Agent is not a connected person (as defined in the Listing Rules) to the Company. The Placing Shares are to be fully underwritten by the Placing Agent.

Placing Shares

200,000,000 Placing Shares, representing approximately 14.47% of the existing issued share capital of the Company or approximately 12.64% of the issued share capital of the Company as enlarged by the Subscription.

Placing Price

The Placing Price of HK$0.40 per Placing Share was arrived at after arm's length negotiation between AP, PU, the Company and the Placing Agent. The Placing Price represents a discount of approximately 18.37% to the closing price of HK$0.49 per Share as quoted on the Stock Exchange on 29 January 2004 and a discount of 16.14% to the average closing price of approximately HK$0.477 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 29 January 2004.

The Placing Shares to be placed under the Placing will be sold free and clear from all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at the date of this announcement, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time after the date of this announcement.

Independence of placees

The placees (being not less than six institutional, corporate and/or individual investors), together with their beneficial owners, will be independent third parties who are not connected persons (as defined in the Listing Rules) to the Company. None of the placees will become a substantial shareholder of the Company immediately following completion of the Placing and Subscription.

Condition of the Placing

The Placing is conditional upon the Subscription Agreement being entered into by the parties thereto with the completion date expected to be on or before 6 February 2004 or such other date as the parties may agree.

SUBSCRIPTION AGREEMENT DATED 30 JANUARY 2004

Parties

(a) the Company (as issuer);

(b) AP (as subscriber); and

(c) PU (as subscriber).

Subscription Shares

200,000,000 Subscription Shares, representing approximately 14.47% of the existing issued share capital of the Company, or approximately 12.64% of issued share capital of the Company as enlarged by the Subscription.

The Subscription Shares will be issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 27 June 2003. The Subscription Shares, when issued and fully paid, will rank equally among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares to be issued pursuant to the Subscription.

Subscription Price

The price of the Subscription Shares of HK$0.40 per Subscription Share, was determined after arm's length negotiations between the parties and with reference to the price per Placing Share.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in all of the Subscription Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in all of the Subscription Shares.

Completion of the Subscription is expected to take place at or before 5:00 pm on the business day after the date upon which all conditions stated above have been fulfilled, and in any event not later than the date which is 14 days after the date of the Subscription Agreement, which is on or before 13 February 2004 or such other date as the Company, AP and PU may agree in writing. If the Subscription is not completed within 14 days after the date of the Placing Agreement, then the Subscription will constitute a connected transaction for the Company under the Listing Rules and the Company will comply fully with the relevant requirements of the Listing Rules.

SHAREHOLDING STRUCTURE

	Before completion of the Placing		Immediately after completion of the Placing		Immediately after completion of the Placing and the Subscription	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
GIG *(Note 1)*	670,076,808	48.48	470,076,808	34.01	670,076,808	42.36
Guangzhou Baiyun Agriculture Industry & Commerce Corporation *(Note 1)*	162,960,000	11.79	162,960,000	11.79	162,960,000	10.30
Mr. Zhang Xin Hua *(Note 2)*	1,600,000	0.12	1,600,000	0.12	1,600,000	0.10
Public	547,399,600	39.61	547,399,600	39.61	547,399,600	34.60
Placees	–	–	200,000,000	14.47	200,000,000	12.64
Total	1,382,036,408	100.00	1,382,036,408	100.00	1,582,036,408	100.00

Notes:

1. GIG and Guangzhou Baiyun Agriculture Industry & Commerce Corporation are deemed to be parties acting in concert for the purposes of The Hong Kong Code on Takeovers and Mergers. Their aggregate shareholding interests in the Company are (i) approximately 60.27% of the total issued share capital of the Company immediately before the completion of the Placing; (ii) approximately 45.80% of the total issued share capital of the Company immediately upon completion of the Placing but before completion of the Subscription; and (iii) approximately 52.66% of the total issued share capital of the Company immediately upon the completion of the Placing and the Subscription.
2. Mr. Zhang Xin Hua is a non-executive Director.

USE OF PROCEEDS

The Company will bear all costs and expenses in connection with the Placing and the Subscription. The net proceeds of the Subscription will be approximately HK$77 million which will be used to increase production capacity of the Group and as general working capital of the Group. The Company has not conducted any equity fund raising activities in the past 12 months.

REASONS FOR THE PLACING AND THE SUBSCRIPTION

The Directors after considering alternative fund raising activities, believe that the Placing and the Subscription is the most appropriate and represents an opportunity to raise capital for the Company while broadening the capital base of the Company.

GENERAL

The Group is principally engaged in the manufacture and sale of household electrical appliances under the "HUALING" brand name, which include refrigerators, air-conditioners and mini-refrigerators.

The Directors consider that the terms of the Placing Agreement and the Subscription Agreement to be fair and reasonable and in the interests of the Company and the shareholders as a whole.

At the request of the Company, trading in the Shares on the Stock Exchange has been temporarily suspended with effect from 9:30 am on 30 January 2004, pending the release of this announcement. An application has been made by the Company to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 am on 2 February 2004.

DEFINITIONS

"AP"	:	Able Profit Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands, being a wholly-owned subsidiary of GIG
"associate"	:	shall have the meaning ascribed thereto under the Listing Rules
"Board"	:	the board of Directors
"Company"	:	Hualing Holdings Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Director(s)"	:	the director(s) of the Company
"GIG"	:	Guangzhou International Group Co., Limited, a state-owned enterprise organised under the laws of the PRC
"Group"	:	the Company and its subsidiaries
"Hong Kong"	:	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	:	The Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	:	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	:	First Shanghai Securities Limited, the placing agent for the Placing
"Placing Agreement"	:	the placing agreement dated 30 January 2004 entered into between AP, PU, the Company and the Placing Agent in relation to the Placing
"Placing Price"	:	HK$0.40 per Placing Share
"Placing Shares"	:	200,000,000 existing Shares to be placed pursuant to the Placing
"PRC"	:	the People's Republic of China, and for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PU"	:	Profit Upsurge Limited, an investment holding company incorporated in the British Virgin Islands, being a wholly-owned subsidiary of AP
"Share(s)"	:	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Stock Exchange"	:	The Stock Exchange of Hong Kong Limited
"Subscription"	:	the subscription by AP and PU of the Subscription Shares pursuant to the Subscription Agreement
"Subscription Agreement"	:	the subscription agreement dated 30 January 2004 entered into between AP, PU and the Company
"Subscription Shares"	:	200,000,000 new Shares to be issued pursuant to the Subscription
"subsidiary"	:	shall have the meaning ascribed thereto under the Listing Rules
"substantial shareholder"	:	shall have the meaning ascribed thereto under the Listing Rules
"HK$"	:	Hong Kong dollars, the lawful currency of Hong Kong
"%"	:	per cent.

By order of the Board
Hualing Holdings Limited
Li Yujun
Chairman

Hong Kong, 30 January 2004

2/2/2004 信報

HUALING HOLDINGS LIMITED
華凌集團有限公司

（於香港註冊成立之有限公司）

配售現有股份
及
認購新股

配售代理

第一上海證券有限公司

配售分代理

中信資本市場有限公司

> 於二零零四年一月三十日，本公司與配售代理訂立配售協議，據此，AP及PU同意按每股配售股份0.40港元之配售價，分別配售或促使透過配售代理配售80,000,000股及120,000,000股配售股份予不少於六名投資者（並非本公司之關連人士（定義見上市規則））。
>
> 與此同時，AP、PU及本公司訂立認購協議，據此，AP及PU有條件地同意以每股認購股份0.40港元之價格，分別認購或促使可能由彼等指示之人士認購80,000,000股及120,000,000股認購股份。
>
> 配售股份及認購股份佔本公司現有已發行股本約14.47%或本公司經認購擴大後已發行股本約12.64%。認購之所得款項淨額約為77,000,000港元，將用作提升本集團之生產力及作為本集團之一般營運資金。
>
> 應本公司要求，股份自二零零四年一月三十日上午九時三十分起暫停在聯交所買賣，以待刊發本公佈。本公司已向聯交所申請股份自二零零四年二月二日上午九時三十分起恢復買賣。

日期為二零零四年一月三十日之配售協議

訂約方

(a) AP；

(b) PU；

(c) 本公司；及

(d) 配售代理

配售代理將收取配售所得款項總額3%之配售佣金（由本公司支付）。配售代理並非本公司之關連人士（定義見上市規則）。配售股份將由配售代理全數包銷。

配售股份

200,000,000股配售股份，佔本公司現有已發行股本約14.47%，或本公司經認購擴大後已發行股本約12.64%。

配售價

配售價為每股配售股份0.40港元，乃經AP、PU、本公司及配售代理公平磋商後釐定。配售價較聯交所於二零零四年一月二十九日所報之每股股份收市價0.49港元折讓約18.37%，以及較聯交所於截至二零零四年一月二十九日（包括該日）止最後10個交易日所報之每股平均收市價約0.477港元折讓16.14%。

將會根據配售予以配售之配售股份，將不會附帶任何留置權、押記及產權負擔、索償權、選擇權及第三方權利，並將會連同於本公佈刊發日期所附帶之一切權利，包括收取於本公佈刊發日期後任何時間就配售股份所宣派、作出或支付之一切股息或其他分派之權利。

承配人之獨立性

承配人（不少於六名機構、企業及／或個別投資者）及彼等之實益擁有人將為非本公司關連人士（定義見上市規則）之獨立第三方。於緊隨配售及認購完成後，承配人概不會成為本公司之主要股東。

配售之條件

配售須待各訂約方訂立認購協議後方可作實，而完成日期預期為二零零四年二月六日或之前或各訂約方可能協定之其他日期。

日期為二零零四年一月三十日之認購協議

訂約方

(a) 本公司（作為發行人）；

(b) AP（作為認購人）；及

(c) PU（作為認購人）。

認購股份

200,000,000股認購股份，佔本公司現有已發行股本約14.47%，或本公司經認購擴大後已發行股本約12.64%

認購股份將會根據於二零零三年六月二十七日舉行之本公司股東週年大會上授予董事之一般授權發行。各已發行及繳足股款之認購股份與於發行及配發認購股份時已發行之股份將享有同等權益。

認購價

認購股份之價格為每股認購股份0.40港元，乃由訂約方於參考每股配售股份之價格後經公平磋商釐定。

認購之條件

認購須待下列條件達成後方可完成：

(a) 配售完成；及

(b) 聯交所上市委員會批准所有認購股份上市及買賣。

認購預期將會於上文所述之全部條件達成後之該個營業日下午五時正或之前完成，惟於任何情況下不得遲於認購協議日期後14天（即二零零四年二月十三日或之前或由本公司、AP及PU可能以書面協定之其他日期）。如認購未能於配售協議日期後14天內完成，則根據上市規則，認購將構成本公司之關連交易，本公司屆時會全面遵守上市規則相關規定。

股權架構

	配售完成前		緊隨配售完成後		緊隨配售及認購完成後	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
廣州國際*（附註1）*	670,076,808	48.48	470,076,808	34.01	670,076,808	42.36
廣州市國營白雲農工商聯合公司*（附註1）*	162,960,000	11.79	162,960,000	11.79	162,960,000	10.30
張新華先生*（附註2）*	1,600,000	0.12	1,600,000	0.12	1,600,000	0.10
公眾人士	547,399,600	39.61	547,399,600	39.61	547,399,600	34.60
承配人	—	—	200,000,000	14.47	200,000,000	12.64
合計	1,382,036,408	100.00	1,382,036,408	100.00	1,582,036,408	100.00

附註：

1. 廣州國際及廣州市國營白雲農工商聯合公司根據香港公司收購及合併守則被視為一致行動人士。彼等於本公司之股權權益合共佔(i)緊接完成配售前本公司之全部已發行股本約60.27%；(ii)緊隨完成配售後但完成認購前本公司全部已發行股本約45.80%；及(iii)緊隨完成配售及認購後本公司全部已發行股本約52.66%。
2. 張新華先生為非執行董事。

所得款項用途

本公司將會承擔配售及認購之一切成本及開支。認購之所得款項淨額約為77,000,000港元，將會用作提升本集團生產力及作為本集團之一般營運資金。本公司於過去12個月並無進行任何股本集資活動。

進行配售及認購之理由

經考慮其他集資活動後，董事相信配售及認購乃最適合之選擇，且屬本公司集資之良機，並可擴大本公司之資本基礎。

一般事項

本集團主要從事製造及銷售「華凌」品牌之家庭電器，包括冰箱、空調及小型冰箱。

董事認為，配售協議及認購協議之條款屬公平合理，並符合本公司及股東之整體利益。

應本公司要求，股份自二零零四年一月三十日上午九時三十分起暫停在聯交所買賣，以待刊發本公佈。本公司已向聯交所申請股份自二零零四年二月二日上午九時三十分起恢復買賣。

釋義

「AP」	指	Able Profit Investment Limited，一間根據英屬處女群島法律註冊成立之有限責任公司，乃廣州國際之全資附屬公司
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「本公司」	指	華凌集團有限公司，一間在香港註冊成立之有限責任公司，其股份在聯交所上市
「董事」	指	本公司董事
「廣州國際」	指	廣州國際集團有限公司，一間根據中國法律組成之國有企業
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「配售」	指	根據配售協議配售配售股份之事項
「配售代理」	指	第一上海證券有限公司，乃配售之配售代理
「配售協議」	指	AP、PU、本公司及配售代理於二零零四年一月三十日就配售訂立之配售協議
「配售價」	指	每股配售股份0.40港元
「配售股份」	指	根據配售將予配售之200,000,000股現有股份
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門特別行政區及台灣
「PU」	指	Profit Upsurge Limited，一間於英屬處女群島註冊成立之投資控股公司，乃AP之全資附屬公司
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「認購」	指	AP及PU根據認購協議認購認購股份之事項
「認購協議」	指	AP、PU及本公司於二零零四年一月三十日訂立之認購協議
「認購股份」	指	根據認購將予發行之200,000,000股新股
「附屬公司」	指	上市規則所賦予之涵義
「主要股東」	指	上市規則所賦予之涵義
「港元」	指	香港法定貨幣，港元
「%」	指	百分比

承董事會命
華凌集團有限公司

4 February 2004 China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)

CLARIFICATION ANNOUNCEMENT

This announcement is made in response to certain press articles published recently in relation to the Company concerning, among other things, that the controlling shareholder of the Company, Guangzhou International Group Co. Limited had been approached by several companies in relation to the possible disposal of its shareholding in the Company.

The board (the "Board") of directors of Hualing Holdings Limited (the "Company") refers to certain press articles (the "Press Articles") published recently in relation to the Company. In the Press Articles, it was reported, among other things, that the controlling shareholder of the Company, Guangzhou International Group Co. Limited ("GIG") had been approached by several companies in relation to the possible disposal of its shareholding in the Company.

The Board wishes to confirm that the Company has not been, since 22 May 2003, involved in any negotiations nor has it has been approached by any party in respect of a possible investment in the Company or a possible disposal of the shareholding interest of GIG in the Company (except for (i) possible investors in securities in the Company by way of transaction in the market or other transaction with parties other than the Company and GIG; and (ii) the placing of existing shares in the Company and the top-up subscription of new shares in the Company, particulars of which were disclosed in the press announcement of the Company dated 30 January 2004).

Further, the Board confirms that necessary enquiries have been made with GIG which confirmed to the Company that GIG has not been involved in any negotiations nor been approached by any party in respect of a possible investment in the Company or a possible disposal of its shareholding interest in the Company (except the placing as mentioned above).

In the relation to the Press Articles, the Board wishes to clarify that it is not aware of the source of the information on which the Press Articles are based.

By order of the Board
HUALING HOLDINGS LIMITED
LI Yujun
Chairman

Hong Kong, 3 February 2004

4/2/2004 信報

HUALING HOLDINGS LIMITED
華凌集團有限公司

（於香港註冊成立之有限公司）

澄清公佈

本公佈乃應最近若干有關本公司的報章報導，內容（其中包括）指本公司之控股股東廣州國際集團有限公司就其可能出售於本公司之股權而曾獲數間公司接洽。

華凌集團有限公司（「本公司」）董事會（「董事會」）謹提述最近若干有關本公司的報章報導（「報章報導」）。報章報導內容（其中包括）指本公司之控股股東廣州國際集團有限公司（「廣州國際」）就其可能出售於本公司之股權而曾獲數間公司接洽。

董事會謹此確認，本公司自二零零三年五月二十二日以來並無就可能於本公司進行之投資或就廣州國際可能出售其於本公司之股權而與任何人士進行磋商，亦無任何人士為此與本公司接洽，惟(i)有關可能以在市場進行交易之方式或與本公司及廣州國際以外之人士進行其他交易之方式投資於本公司證券之投資者；或(ii)配售本公司現有股份及補足認購本公司新股之事宜（詳情已於日期為二零零四年一月三十日之本公司報章公佈中披露），除外。

再者，董事會確認，本公司已向廣州國際作出所需查詢，而廣州國際已向本公司確認並無就可能於本公司進行之投資或就廣州國際可能出售其於本公司之股權而與任何人士進行任何磋商，亦無任何人士為此與本公司接洽，惟上文所述之配售事宜除外。

就報章報導而言，董事會謹此澄清，其並不知悉有關報章報導所依據的資料的來源。

承董事會命
華凌集團有限公司
董事長
李宇君

香港，二零零四年二月三日